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                             July 28, 2023

       Anqiang Chen
       Financial Controller
       Tuniu Corporation
       Tuniu Building No. 32
       Suningdadao, Xuanwu District
       Nanjing, Jiangsu Province 210042
       The People   s Republic of China

                                                        Re: Tuniu Corporation
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-36430

       Dear Anqiang Chen:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 144

   1. We note your statement that you reviewed public filings made by your shareholders and your register of
members in connection with your required submission under paragraph
                                                        (a). Please
supplementally describe any additional materials that were reviewed and tell us whether you relied
upon any legal opinions or third party certifications such as affidavits as the basis
for your submission. In your response, please provide a similarly detailed discussion of
the materials reviewed and legal opinions or third party
                                                        certifications relied
upon in connection with the required disclosures under paragraphs
                                                        (b)(2) and (3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
which members of your board or the boards of your consolidated foreign operating
entities are officials of the Chinese Communist Party. For instance,
 Anqiang Chen
FirstName  LastNameAnqiang Chen
Tuniu Corporation
Comapany
July       NameTuniu Corporation
     28, 2023
July 28,
Page  2 2023 Page 2
FirstName LastName
         please tell us how the board members    current or prior memberships
on, or affiliations
         with, committees of the Chinese Communist Party factored into your determination, including committees other than the Tuniu Chinese Communist Party Committee. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3. We note that your disclosures pursuant to Items 16I(b)(2) and (b)(3) are provided for
            Tuniu Corporation or the VIE or the subsidiaries of the VIE in
China.    We also note that
         your organizational chart on page 96 of your Form 20-F and Exhibit 8.1 indicate that you have subsidiaries in Hong Kong and the PRC that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities.
             With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities.
             With respect to (b)(3), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.
4. We note that three directors of your operating entities are officials of the Tuniu Chinese
         Communist Party Committee. Please provide us with the following information in your supplemental response:
             Please tell us whether this Committee is organized or formed at the level of the registrant or one of its consolidated entities. If it is organized or formed at a consolidated entity, please tell us which consolidated entity and the role of this entity within the consolidated group.
             Please tell us the size and purpose of this Committee and how it interacts with the boards of directors, other committees, officers and employees of the registrant and its consolidated entities. Also describe to us any document that outlines or governs these matters.
             Based on the above, please explain to us in more detail how you concluded that none of the currently effective memorandum and articles of association (or equivalent organizing documents) of Tuniu Corporation or its operating entities contains any charter of the Chinese Communist Party.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Anqiang Chen
Tuniu Corporation
July 28, 2023
Page 3

      Please contact Jimmy McNamara at 202-551-7349 or Jennifer Thompson at 202-551-
3737 with any questions.



                                                      Sincerely,
FirstName LastNameAnqiang Chen
                                                      Division of Corporation
Finance
Comapany NameTuniu Corporation
                                                      Disclosure Review Program
July 28, 2023 Page 3
cc:       Haiping Li
FirstName LastName